UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

FOTOBALL USA, INC.

(Name of Subject Company (Issuer))

K2 INC.

(Name of Filing Person (Offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

350384103

(CUSIP Number of Class of Securities)

MONTE H. BAIER

K2 INC.

GENERAL COUNSEL

2051 PALOMAR AIRPORT ROAD

CARLSBAD, CALIFORNIA 92009

(760) 494-1000

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:

BRADFORD P. WEIRICK

GIBSON, DUNN & CRUTCHER LLP

333 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3197

(213) 229-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$16,082,738	$1,302.00

*    Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (a) $3.73, the market price of the common stock of Fotoball USA, Inc. (“Fotoball USA”) based upon the average of the high and low sale prices of Fotoball USA common stock as quoted on the Nasdaq National Market System on December 8, 2003 and (b) 4,311,726, the maximum number of shares of Fotoball USA common stock and options to purchase shares of Fotoball USA common stock estimated to be acquired by K2 Inc. or cancelled pursuant to the exchange offer and subsequent merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of transactional value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,302.00
Form or Registration No.:	S-4
Filing Party:	K2 Inc.
Date Filed:	December 10, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check	the following box if the filing is a final amendment reporting the results of the tender offer.
☒

This Amendment No. 3 (this “Final Amendment”) amends and/or supplements the Tender Offer Statement on Schedule TO, filed by K2 Inc., a Delaware corporation (“K2”), on December 10, 2003 (as amended by Amendment No. 1 on January 5, 2004, Amendment No. 2 on January 12, 2004 and this Final Amendment, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by K2 to exchange 0.2757 of a share of common stock, $1.00 par value per share, of K2, including the associated preferred share purchase rights (the “K2 Shares”), for each outstanding share of common stock, $0.01 par value per share, including the associated preferred share purchase rights, of Fotoball USA, Inc., a Delaware corporation (“Fotoball USA”) upon the terms and subject to the conditions set forth in the Prospectus (as defined below).

The Offer is made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, by and among K2, Boca Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of K2 (“Acquisition Sub”) and Fotoball USA, which contemplates the merger of Acquisition Sub with and into Fotoball USA (the “Merger”) following the consummation of the Offer. K2 has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the K2 Shares to be issued to stockholders of Fotoball USA in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is part of the Registration Statement (the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1) and (a)(2) hereto, respectively.

All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto hereafter filed with the SEC by K2, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

At 5:00 PM, New York City time, on Friday, January 16, 2004, the Offer, including the subsequent offer period, expired. Based on information from the exchange agent for the Offer and Fotoball USA, 3,206,785 shares of Fotoball USA common stock had been accepted for exchange in the Offer, which represents approximately 87% of the outstanding shares of Fotoball USA common stock.

On January 20, 2004, K2 issued the press release filed as Exhibit (a)(12) hereto. The information set forth in this press release is incorporated in its entirety herein by reference.

Item 12.	Exhibits

(a)(1)	Prospectus relating to shares of K2 to be issued in the Offer and the Merger, dated December 10, 2003 (incorporated by reference to K2’s Registration Statement on Form S-4 filed on December 10, 2003, as amended (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(6)	Press Release, dated as of November 26, 2003 (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(7)	Summary Advertisement as published in the Investors Business Daily on December 10, 2003 (incorporated by reference to Exhibit 99.7 to the S-4).

(a)(8)	Press Release, dated as of December 10, 2003 (incorporated by reference to Exhibit 99.8 to the S-4).

(a)(9)	K2’s Current Report on Form 8-K, filed on December 19, 2003 (incorporated by reference).

(a)(10)	Press Release, dated as of January 5, 2004 (incorporated by reference to Exhibit 99.10 to the S-4).

(a)(11)	Press Release, dated as of January 12, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by K2 on January 12, 2004).

(a)(12)	Press Release, dated as of January 20, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by K2 on January 20, 2004).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, by and among K2 Inc., Boca Acquisition Sub, Inc. and Fotoball USA Inc. (incorporated by reference to Exhibit 2.1 to the S-4).

(d)(2)	Exchange Agreement, dated as of November 25, 2003, by and between K2 Inc., Fotoball USA Inc. and Michael Favish (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(3)	Exchange Agreement, dated as of November 25, 2003, by and between K2 Inc., Fotoball USA Inc. and Scott P. Dickey (incorporated by reference to Exhibit 10.2 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ RICHARD J. HECKMANN

Richard J. Heckmann Chief Executive Officer, Director and Chairman of the Board

Dated: January 20, 2004

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Prospectus relating to shares of K2 to be issued in the Offer and the Merger, dated December 10, 2003 (incorporated by reference to K2’s Registration Statement on Form S-4 filed on December 10, 2003, as amended (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(6)	Press Release, dated as of November 26, 2003 (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(7)	Summary Advertisement as published in the Investors Business Daily on December 10, 2003 (incorporated by reference to Exhibit 99.7 to the S-4).

(a)(8)	Press Release, dated as of December 10, 2003 (incorporated by reference to Exhibit 99.8 to the S-4).

(a)(9)	K2’s Current Report on Form 8-K, filed on December 19, 2003 (incorporated by reference).

(a)(10)	Press Release, dated as of January 5, 2004 (incorporated by reference to Exhibit 99.10 to the S-4).

(a)(11)	Press Release, dated as of January 12, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by K2 on January 12, 2004).

(a)(12)	Press Release, dated as of January 20, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by K2 on January 20, 2004).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, by and among K2 Inc., Boca Acquisition Sub, Inc. and Fotoball USA, Inc. (incorporated by reference to Exhibit 2.1 to the S-4).

(d)(2)	Exchange Agreement, dated as of November 25, 2003, by and between K2 Inc., Fotoball USA Inc. and Scott P. Dickey (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(3)	Exchange Agreement, dated as of November 25, 2003, by and between K2 Inc., Fotoball USA Inc. and Michael Favish (incorporated by reference to Exhibit 10.2 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).